08025680

SEC Mail Processing Section

FEB 22 2008

Washington, DC 101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investcap Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4450 Old Canton Road Suite 207
(No. and Street)

Jackson	MS	39211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry G. Nesbit 601-362-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bob T. Robinson, CPA
(Name – *if individual, state last, first, middle name*)

2084 Dunbarton Dr.	Jackson	MS	39216
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry G. Nesbit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investcap Securities Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 72074 LATONYA BEACHEM Commission Expires Nov. 25, 2011 HINDS COUNTY

Signature

President & Managing Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

InvestCap Securities Group, LLC

Financial Statements

December 31, 2007 and 2006

Table of Contents

Independent Auditors' Report 1

Financial Statements

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Member's Capital 4

Statement of Cash Flow 5

Notes to Financial Statements 6

Supplemental Information

Computation of Aggregate Indebtedness and Net Capital under Rule15c3-1 9

Independent Auditor's Report on Internal Control 10

Bob T. Robinson

Certified Public Accountant

2084 Dunbarton Drive
Jackson, Mississippi 39216

(601) 982-3875
Bob@BobTRobinson.com

To the Member
InvestCap Securities Group, LLC

Independent Auditor's Report

I have audited the accompanying balance sheets of InvestCap Securities Group, LLC as of December 31, 2007 and 2006 and the related statements of operations, changes in member's capital and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InvestCap Securities Group, LLC as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2008

InvestCap Securities Group, LLC

Balance Sheet
December 31, 2007 and 2006

	2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 14,379	$ 31,777
Prepaid expenses	231	2,231
Total current assets	14,610	34,008
Total Assets	$ 14,610	$ 34,008
LIABILITIES AND MEMBER'S CAPITAL		
Current Liabilities		
Accounts payable	$ 457	$ 687
Member's Capital	14,153	33,321
Total Liabilities and Member's Capital	$ 14,610	$ 34,008

The accompanying notes are an integral part of these financial statements.

InvestCap Securities Group, LLC

Statement of Operations
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenue		
Sales commissions	$ -	$ 213,500
Other income	35,000	-
	35,000	213,500
Operating expenses		
Fidelity bond premium	364	368
Facilities management	-	37,437
Consulting fees	28,906	70,365
Licenses and permits	25	-
Legal	650	-
Accounting and auditing	2,000	3,000
Regulatory fees and assessments	755	1,383
Office expenses	944	1,245
Rent	900	270
Recruiting	600	-
	35,144	114,068
Net income (loss)	$ (144)	$ 99,432

The accompanying notes are an integral part of these financial statements.

InvestCap Securities Group, LLC

Statement of Changes in Member's Capital
For the Years Ended December 31, 2007 and 2006

	2007	2006
Member's capital (deficit), beginning of year	$ 33,322	$ 9,215
Member distributions	(19,025)	(75,325)
Net income (loss)	(144)	99,432
Member's capital (deficit), end of year	$ 14,153	$ 33,322

The accompanying notes are an integral part of these financial statements.

InvestCap Securities Group, LLC

Statement of Cash Flow
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flow from operating activities:		
Net income (loss)	$ (144)	$ 99,432
(Increase) decrease in prepaid expenses	2,000	(2,000)
Increase (decrease) in accounts payable	(229)	687
Net cash provided (used) by operating activities	1,627	98,119
Cash flow from investing activities:		
Net cash provided (used) by investing activities	-	-
Cash flow from financing activities:		
Member distributions	(19,025)	(75,325)
Net cash provided (used) by financing activities	(19,025)	(75,325)
Net increase (decrease) in cash and equivalents	(17,398)	22,794
Cash and equivalents, beginning of year	31,777	8,983
Cash and equivalents, end of year	$ 14,379	$ 31,777

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

InvestCap Securities Group, LLC (the Company) is a Mississippi Limited Liability Company formed on April 18, 2002 for the purpose of conducting business as a broker/dealer in securities. On September 9, 2002, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on September 9, 2002. The Company serves primarily individual and institutional customers throughout the State of Mississippi.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with his activities as a broker/dealer, not otherwise hold funds or securities for, or owe money or securities to, customers and effectuate all financial transactions between the broker/dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of InvestCap Securities Group, LLC".

A summary of the Company's significant accounting policies follows:

Cash Equivalents

Cash equivalents consist of short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Income Taxes

The Company is a Limited Liability Company for income tax reporting purposes. Federal tax on the income of a Limited Liability Company is the responsibility of its members. Therefore, no provision for federal income tax was recorded in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Commission revenue and related expenses are recorded on a trade-date basis.

Advisory services revenue includes administration fees received by the Company for consultation, processing, due diligence and legal fees, among others. These revenues and the expenses associated with them are netted and classified as deferred revenues until the transaction is completed and the income is reasonably determinable.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 or the resulting net capital would be less than 120% of the $5,000 requirement. At December 31, 2007 and 2006, the Company had net capital of $ 13,922 and $ 31,091 respectively, which exceeded the minimum net capital requirement of $5,000. For the years ended December 31, 2007 and 2006, the Company's ratio of aggregate indebtedness to net capital ratio was 0.00 to 1 and 0.00 to 1, respectively.

NOTE C – RELATED PARTIES

The Company has entered into an agreement with InvestCap Resources Group, LLC, a corporation affiliated through common ownership, which provides for InvestCap Resources Group, LLC to provide capital for payment of expenses incurred by the Company. The Company has no employees. InvestCap Resources Group, LLC provides all managerial, administrative and operational services necessary in carrying out the Company's business. This agreement also provides for the repayment of such expenses to InvestCap Resources Group, LLC by the Company provided that the repayments do not cause the net capital of the Company to fall below the regulatory requirement. Fees recorded for such services for the years ended December 31, 2007 and 2006 were $1,343 and $37,437, respectively.

The Company has also incurred fees to Investcap Resources Group for consulting services during the years ended December 31, 2007 and 2006. Fees charged for such services amounted to $22,800 and $66,985 for 2007 and 2006, respectively.

During the years ended December 31, 2007 and 2006 the Company paid Contra Strategies, Inc., a corporation related to the member, consulting fees in the amount of $5,500 and $2,000, respectively.

Supplemental Information

InvestCap Securities Group, LLC

Computation of Aggregate Indebtedness and Net Capital
Under Rule 15c3-1
For the Years Ended December 31, 2007 and 2006

	2007	2006
Aggregate indebtedness	$ -	$ -
Minumum required net capital	$ 5,000	$ 5,000
Net Capital		
Member's capital	14,153	33,322
Deductions		
Prepaid expenses	231	2,231
Net Capital	13,922	31,091
Capital in excess of minimum requirement [1]	$ 8,922	$ 26,091
Ratio of aggregate indebtedness to net capital	0.00 to 1	0.00 to 1

[1] A reconciliation to the company's December 31, 2007 FOCUS II-A report pursuant to Rule 17a-5d4 is not necessary because no material differences exist.

See Independent Auditor's Report

Bob T. Robinson

Certified Public Accountant

2084 Dunbarton Drive
Jackson, Mississippi 39216

(601) 982-3875
Bob@BobTRobinson.com

**INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL**

To the Member
InvestCap Securities Group, LLC
Jackson, Mississippi

In planning and performing my audits of the financial statements of InvestCap Securities Group, LLC. (the Company) for the years ended December 31, 2007 and 2006, I considered the internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company involving making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required Rule 17a-13, and complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation

of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matter involving the control environment and its operation that I consider to be a material weakness as defined above. There is a lack of segregation of duties of the accounting functions. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect my report thereon dated February 15, 2008.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Mississippi
February 15, 2008

END